SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Notice regarding payment of provisional dividend in cash to Class A preferred shareholders

Notice published in the Buenos Aires Stock Exchange gazette

NORTEL INVERSORA S.A.

Payment of provisional dividend in cash to Class A preferred shares

This is to inform all shareholders of Nortel Inversora S.A. (the “Company”) that on October 5, 2010, the Board of Directors of the Company approved the declaration and payment to the Class A preferred shares of a provisional dividend in cash (pursuant to Section 224, second paragraph, of the Argentine Corporations Law), relating to the earnings of fiscal year 2010, pursuant to the audited special financial statements of the Company as of June 30, 2010, and the terms of issuance of such shares and applicable laws. Such provisional dividend shall be made available to the Class A preferred shareholders on October 22, 2010, or on any following date pursuant to applicable law at the jurisdictions where the Class A preferred shares are listed.

The aggregate amount of the provisional dividend to be paid to the Class A preferred shares as explained above is AR$356,199,536.88, equivalent to AR$335.2624 per share, which represents 3,352.624% on the par value of the shares (i.e., AR$10).

Payment of the provisional dividend will be made at the Company’s registered office, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10am to 12pm and 3pm to 5pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid the above referred provisional dividend through JP Morgan Chase Bank, N.A., Depositary of the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

Please note that Nortel will deduct from the provisional dividend, if applicable, all amounts paid by Nortel to the Argentine tax authorities as tax on personal property levied and assessed on the Class A preferred shares for fiscal years 2005 to 2009, as applicable, as required under Title VI of Argentine Law No. 23,966, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 13, 2010	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager